UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OneMain Holdings, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

Andrew Malone

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

November 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103	Page 2

1.	Names of Reporting Persons. UNIFORM INVESTCO LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,696,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,696,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,696,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.59%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 3

1.	Names of Reporting Persons. UNIFORM INVESTCO GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,696,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,696,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,696,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.59%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 4

1.	Names of Reporting Persons. THE VÄRDE FUND VI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 334,441
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 334,441

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,441
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.28%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 5

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 787,169
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 787,169

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 787,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.66%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 6

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 769,607
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 769,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 769,607
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.64%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 7

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,891,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,891,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.58%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 8

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,891,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,891,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.58%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 9

1.	Names of Reporting Persons. THE VÄRDE SKYWAY MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 804,081
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 804,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.67%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 10

1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 804,081
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 804,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.67%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 11

1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 804,081
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 804,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.67%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 12

1.	Names of Reporting Persons. THE VÄRDE FUND XII (MASTER), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.09%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 13

1.	Names of Reporting Persons. THE VÄRDE FUND XII G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.09%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 14

1.	Names of Reporting Persons. THE VÄRDE FUND XII UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.09%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 15

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 616,793
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 616,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,793
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.51%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 16

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 616,793
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 616,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,793
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.51%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 17

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 616,793
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 616,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,793
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.51%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 18

1.	Names of Reporting Persons. VÄRDE SFLT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,078,081
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,078,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.73%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 19

1.	Names of Reporting Persons. THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,078,081
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,078,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.73%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 20

1.	Names of Reporting Persons. THE VÄRDE SPECIALITY FINANCE FUND U.G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,078,081
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,078,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.73%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 21

1.	Names of Reporting Persons. UNIFORM INVESTCO SUB L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,510,294
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,510,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,510,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.76%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 22

1.	Names of Reporting Persons. VÄRDE PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,696,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,696,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,696,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.59%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 23

1.	Names of Reporting Persons. VÄRDE PARTNERS, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,696,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,696,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,696,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.59%
14.	Type of Reporting Person CO

CUSIP No. 68268W103	Page 24

1.	Names of Reporting Persons. ILFRYN C. CARSTAIRS
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia and the United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,696,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,696,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,696,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.59%
14.	Type of Reporting Person IN

CUSIP No. 68268W103	Page 25

1.	Names of Reporting Persons. BRADLEY P. BAUER
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,696,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,696,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,696,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.59%
14.	Type of Reporting Person IN

CUSIP No. 68268W103	Page 26

Schedule 13D/A

Amendment No. 6

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 601 N.W. Second Street, Evansville, IN 47708.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 3, 2018, as amended by Amendment No. 1 thereto filed on February 20, 2020, Amendment No. 2 thereto filed on February 18, 2021, Amendment No. 3 thereto filed on May 7, 2021, Amendment No. 4 thereto filed on October 18, 2021 and Amendment No. 5 thereto filed on February 15, 2023 (as so amended by this Amendment No. 6, the “Schedule 13D”). This Amendment No. 6 is filed, in part, to reflect a change in the percentages previously reported as a result of the change in the outstanding shares of the Issuer’s Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on October 26, 2023 and certain sales by the Reporting Persons. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Clause (a) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(i)	Uniform InvestCo LP, a Delaware limited partnership (“InvestCo”);

(ii)	Uniform InvestCo GP LLC, a Delaware limited liability company (“InvestCo GP”), the general partner of InvestCo;

(iii)	The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI”);

(iv)	Värde Investment Partners, L.P., a Delaware limited Partnership (“VIP”);

(v)	Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(vi)	Värde Investment Partners G.P., L.P., a Delaware limited partnership (“VIP GP”), the general partner of Fund VI, VIP and VIP Offshore;

(vii)	Värde Investment Partners UGP, LLC, a Delaware limited liability company (“VIP UGP”), the general partner of VIP GP;

(viii)	The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Skyway”);

(ix)	The Värde Skyway Fund G.P., L.P., a Delaware limited partnership (“Skyway GP”), the general partner of Skyway;

(x)	The Värde Skyway Fund UGP, LLC, a Delaware limited liability company (“Skyway UGP”), the general partner of Skyway GP;

(xi)	The Värde Fund XII (Master), L.P., a Delaware limited partnership (“Fund XII”);

CUSIP No. 68268W103	Page 27

(xii)	The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

(xiii)	The Värde Fund XII UGP, LLC, a Delaware limited partnership (“Fund XII UGP”), the general partner of Fund XII GP;

(xiv)	Värde Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“Credit Partners”);

(xv)	Värde Credit Partners G.P., L.P., a Delaware limited partnership (“Credit Partners GP”), the general partner of Credit Partners;

(xvi)	Värde Credit Partners UGP, LLC, a Delaware limited liability company (“Credit Partners UGP”), the general partner of Credit Partners GP;

(xvii)	Värde SFLT, L.P., a Cayman Islands exempted limited partnership (“SFLT”);

(xviii)	The Värde Specialty Finance Fund G.P., L.P., a Cayman Islands exempted limited partnership (“SFLT GP”), the general partner of SFLT;

(xix)	The Värde Specialty Finance Fund U.G.P., LLC, a Cayman Islands limited liability company (“SFLT UGP”), the general partner of SFLT GP;

(xx)	Värde Partners, L.P., a Delaware limited partnership (“Managing Member”), the managing member of VIP GP, Skyway GP, Fund XII UGP, Credit Partners GP and SFLT UGP;

(xxi)	Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member and Manager of InvestCo GP;

(xxii)	Mr. Ilfryn C. Carstairs (“Mr. Carstairs”), the co-chief executive officer of the General Partner.

(xxiii)	Bradley P. Bauer (“Mr. Bauer”), the co-chief executive officer of the General Partner.

Clause (c) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

For Mr. Carstairs, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Co-Chief Executive Officer, Värde Partners, Inc., 88 Market Street #23-04, Singapore 048948. For Mr. Bauer, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of the General Partner and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Clause (f) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Carstairs is a citizen of Australia and the United Kingdom. Mr. Bauer is a citizen of United States. Each of the other Reporting Persons is organized in the State of Delaware except VIP Offshore, Skyway, Credit Partners, SFLT, SFLT GP and SFLT UGP, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Appendix A to Item 2 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, and Mr. Naglieri and Mr. Milone, who are citizens of Italy.

CUSIP No. 68268W103	Page 28

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No Change.

ITEM 4.	PURPOSE OF TRANSACTION

No Change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

OMH Holdings LP (“Holdings”) and/or one or more of its subsidiaries are the record owners of an aggregate of 2,186,424 shares of the Issuer’s Common Stock, which represents approximately 1.82% of the Issuer’s outstanding Common Stock. Through its interest in Holdings, Uniform InvestCo LP (“InvestCo”) has a beneficial interest in 2,186,424 shares of the Issuer’s Common Stock, which represents approximately 1.82% of the outstanding shares of the Issuer’s Common Stock. InvestCo Sub is the sole record owner of an aggregate of 4,510,294 shares of the Issuer’s Common Stock, which represents approximately 3.76% of the outstanding shares of the Issuer’s Common Stock. Through its interest in InvestCo Sub, InvestCo has a beneficial interest in 4,510,294 shares of the Issuer’s Common Stock, which represents approximately 3.76% of the outstanding shares of the Issuer’s Common Stock. Each of Fund VI-A, VIP, VIP Offshore, Skyway, Fund XII, Credit Partners and SFLT own an interest in Uniform Topco LP. Uniform InvestCo Holdings Sarl, a wholly-owned subsidiary of Uniform Topco LP, and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo. InvestCo and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo Sub.

Each Reporting Person disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by Holdings and/or one or more of its subsidiaries, in each case, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 119,904,122 shares of Common Stock outstanding as of October 19, 2023, based upon information provided in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 26, 2023.

(b) No change.

(c) From November 29, 2023 to December 4, 2023, InvestCo Sub sold 298,684 shares of Common Stock in open market transactions as described below.

Date	Price	Number of Shares
11/29/2023	$42.14-42.33	14,255	(a)
11/30/2023	$41.99-42.73	113,199	(b)
12/01/2023	$42.17-43.16	31,103	(c)
12/01/2023	$43.17-43.61	91,165	(d)
12/04/2023	$43.2-43.845	48,962	(e)

CUSIP No. 68268W103	Page 29

(a)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $42.2574. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(b)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $42.2853. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(c)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $42.5758. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(d)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $43.3957. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(e)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $43.4565. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

From November 30, 2023 to December 4, 2023, a subsidiary of Holdings sold 150,050 shares of Common Stock in open market transactions as described below.

Date	Price[3]	Number of Shares
11/30/2023	$41.99-42.73	59,718	(a)
12/01/2023	$42.17-43.16	16,408	(b)
12/01/2023	$43.17-43.61	48,095	(c)
12/04/2023	$43.2-43.845	25,829	(d)

(a)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $42.2853. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(b)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $42.5758. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(c)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $43.3957. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

(d)

These shares of Common Stock were sold in multiple transactions within the price range set forth above at a weighted average sale price of $43.4565. The Reporting Persons hereby undertake to provide upon request by the SEC staff full information regarding the number of shares of Common Stock sold at each separate price.

Except as described in this 13D/A, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

CUSIP No. 68268W103	Page 30

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit D	Joint Filing Agreement, dated as of December 4, 2023, by and among the Reporting Persons.

CUSIP No. 68268W103	Page 31

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

UNIFORM INVESTCO LP

By:	Uniform InvestCo GP LLC, its General Partner
By:	Värde Partners, Inc., its Manager

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

UNIFORM INVESTCO GP LLC

By:	Värde Partners, Inc., its Manager
By:	/s/ Andrew Malone

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.

By:	Värde Investment Partners G.P., L.P., its General Partner
By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By:	Värde Investment Partners G.P., L.P., its General Partner
By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

CUSIP No. 68268W103	Page 32

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By:	Värde Investment Partners G.P., L.P., its General Partner
By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., L.P.

By:	Värde Investment Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.

By:	The Värde Skyway Fund G.P., L.P., its General Partner
By:	The Värde Skyway Fund UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

CUSIP No. 68268W103	Page 33

THE VÄRDE SKYWAY FUND G.P., L.P.

By:	The Värde Skyway Fund UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE SKYWAY FUND UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.

By:	The Värde Fund XII G.P., L.P., its General Partner
By:	The Värde Fund XII UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.

By:	The Värde Fund XII UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

CUSIP No. 68268W103	Page 34

VÄRDE CREDIT PARTNERS MASTER, L.P.

By:	Värde Credit Partners G.P., L.P., its General Partner
By:	Värde Credit Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE CREDIT PARTNERS G.P., L.P.

By:	Värde Credit Partners UGP, LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE CREDIT PARTNERS UGP, LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE SFLT, L.P.

By:	The Värde Specialty Finance Fund G.P., L.P., its General Partner
By:	The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.

By:	The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

CUSIP No. 68268W103	Page 35

THE VÄRDE SPECIALTY FINANCE FUND U.G.P., LLC

By:	Värde Partners, L.P., its Managing Member
By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

UNIFORM INVESTCO SUB L.P.

By:	Uniform InvestCo GP LLC, its General Partner
By:	Värde Partners, Inc., its Manager

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE PARTNERS, L.P.

By:	Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

ILFRYN CARSTAIRS

By:	/s/ Ilfryn Carstairs
BRADLEY P. BAUER

By:	/s/ Bradley P. Carstairs

CUSIP No. 68268W103	Page 36

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of the General Partner. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted

Marcia L. Page	Executive Chair of Värde Partners, Inc., 901 Marquette Ave. S., Suite 3300, Minneapolis, MN 55402

George Hicks	Executive Chair of Värde Partners, Inc., 901 Marquette Ave. S., Suite 3300, Minneapolis, MN 55402

Bradley P. Bauer	Co-Chief Executive Officer and Principal of Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022

Andrew P. Lenk	Principal of Värde Partners, Inc., 901 Marquette Ave. S., Suite 3300, Minneapolis, MN 55402

Ilfryn C. Carstairs	Co-Chief Executive Officer and Principal of Värde Partners, Inc., 88 Market Street #23-04, Singapore 048948

Andrew Malone	Principal of Värde Partners, Inc., 901 Marquette Ave. S., Suite 3300, Minneapolis, MN 55402

Giuseppe Naglieri	Principal of Värde Partners, Inc., 2 St. James’s Market, 3rd Floor, London SW1Y 4AH

Timothy J. Mooney	Principal of Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022

Jonathan Fox	Principal of Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022

Haseeb Malik	Principal of Värde Partners, Inc., 88 Market Street #23-04, Singapore 048948

Kevin Medina	Global Chief Compliance Officer of Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022

Francisco Milone	Principal of Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022

James Dunbar	Principal of Värde Partners, Inc., 901 Marquette Ave. S., Suite 3300, Minneapolis, MN 55402

Aneek Mamik	Principal of Värde Partners, Inc., 520 Madison Avenue, 34th Floor, New York 10022

Carlos Sanz Esteve	Principal of Värde Partners, Inc., 2 St. James’s Market, 3rd Floor, London SW1Y 4AH